Exhibit 99.375

Nextech AR Solutions Corp. Announces Third Quarter 2021

Earnings & Conference Call

VANCOUVER, B.C., Canada – November 8, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies plans to release its third quarter 2021 financial results before markets open on Thursday, November 11, 2021.

Subsequently, Nextech will host a conference call to discuss the third quarter results on November 11, 2021, at 9:00 a.m. Eastern Time. Please join Evan Gappelberg, Chief Executive Officer, Andrew Chan, Chief Financial Officer, and Bradley Gittings, VP of Investor Relations to discuss these financial and operating results followed by a question and answer period.

Conference Call Details:

Date: Thursday, November 11, 2021
Time: 9:00 a.m. Eastern Standard Time
Toll Free Dial-In Number: (877) 201-0168
International Dial-In Number: (647) 788-4901
Conference ID: 5039337
Webcast Link: Nextech AR Q3, 2021 Earnings Call

For those unable to join the live event, a recording of the presentation will be posted on the company’s IR website.

For further information, please contact:
Bradley Gittings
investor.relations@nextechar.com

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.